MARTIN LIPTON
HERBERT M. WACHTELL
THEODORE N. MIRVIS
EDWARD D. HERLIHY
DANIEL A. NEFF
ANDREW R. BROWNSTEIN
STEVEN A. ROSENBLUM
JOHN F. SAVARESE
SCOTT K. CHARLES
JODI J. SCHWARTZ
ADAM O. EMMERICH
RALPH M. LEVENE
RICHARD G. MASON
ROBIN PANOVKA
DAVID A. KATZ
ILENE KNABLE GOTTS
JEFFREY M. WINTNER
TREVOR S. NORWITZ
BEN M. GERMANA
ANDREW J. NUSSBAUM
RACHELLE SILVERBERG
STEVEN A. COHEN
DEBORAH L. PAUL

DAVID C. KARP
RICHARD K. KIM
JOSHUA R. CAMMAKER
MARK GORDON
JEANNEMARIE O’BRIEN
WAYNE M. CARLIN
STEPHEN R. DiPRIMA
NICHOLAS G. DEMMO
IGOR KIRMAN
JONATHAN M. MOSES
T. EIKO STANGE
WILLIAM SAVITT
GREGORY E. OSTLING
DAVID B. ANDERS
ANDREA K. WAHLQUIST
ADAM J. SHAPIRO
NELSON O. FITTS
JOSHUA M. HOLMES
DAVID E. SHAPIRO
DAMIAN G. DIDDEN
IAN BOCZKO
MATTHEW M. GUEST
DAVID E. KAHAN
51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000 ________
DAVID K. LAM
BENJAMIN M. ROTH
JOSHUA A. FELTMAN
ELAINE P. GOLIN
EMIL A. KLEINHAUS
KARESSA L. CAIN
RONALD C. CHEN
GORDON S. MOODIE
BRADLEY R. WILSON
GRAHAM W. MELI
GREGORY E. PESSIN
CARRIE M. REILLY
MARK F. VEBLEN
SARAH K. EDDY
VICTOR GOLDFELD
BRANDON C. PRICE
KEVIN S. SCHWARTZ
MICHAEL S. BENN
SABASTIAN V. NILES
ALISON ZIESKE PREISS
TIJANA J. DVORNIC
JENNA E. LEVINE
RYAN A. McLEOD

ANITHA REDDY
JOHN L. ROBINSON
JOHN R. SOBOLEWSKI
STEVEN WINTER
EMILY D. JOHNSON
JACOB A. KLING
RAAJ S. NARAYAN
VIKTOR SAPEZHNIKOV
MICHAEL J. SCHOBEL
ELINA TETELBAUM
ERICA E. BONNETT
LAUREN M. KOFKE
ZACHARY S. PODOLSKY
RACHEL B. REISBERG
MARK A. STAGLIANO
CYNTHIA FERNANDEZ LUMERMANN
CHRISTINA C. MA
NOAH B. YAVITZ
BENJAMIN S. ARFA
NATHANIEL D. CULLERTON
ERIC M. FEINSTEIN
ADAM L. GOODMAN

GEORGE A. KATZ (1965–1989) JAMES H. FOGELSON (1967–1991) LEONARD M. ROSEN (1965–2014) _____________ OF COUNSEL
MICHAEL H. BYOWITZ
KENNETH B. FORREST
SELWYN B. GOLDBERG
PETER C. HEIN
JB KELLY
MEYER G. KOPLOW
JOSEPH D. LARSON
LAWRENCE S. MAKOW
DOUGLAS K. MAYER
PHILIP MINDLIN
DAVID S. NEILL
HAROLD S. NOVIKOFF
LAWRENCE B. PEDOWITZ
ERIC S. ROBINSON

ERIC M. ROSOF
ERIC M. ROTH
PAUL K. ROWE
DAVID A. SCHWARTZ
MICHAEL J. SEGAL
DAVID M. SILK
ROSEMARY SPAZIANI
ELLIOTT V. STEIN
WARREN R. STERN
LEO E. STRINE, JR.*
PAUL VIZCARRONDO, JR.
PATRICIA A. VLAHAKIS
AMY R. WOLF
MARC WOLINSKY

* ADMITTED IN DELAWARE _______________ COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA LOUIS J. BARASH FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK NANCY B. GREENBAUM	ANGELA K. HERRING MARK A. KOENIG CARMEN X.W. LU J. AUSTIN LYONS ALICIA C. McCARTHY NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER
July 7, 2023
VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Rucha Pandit and Mara Ransom
Division of Corporation Finance
Office of Trade & Services

Re:	Epic NewCo, Inc.
Amendment No. 1 to Draft Registration Statement on Form 10-12B Submitted May 26, 2023
CIK No. 0001967649
Ladies and Gentlemen:
On behalf of our client, Epic NewCo, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated June 20, 2023, with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form 10-12B (the “First Amendment”). The Company is concurrently confidentially submitting to the Staff its Amendment No. 2 to Draft Registration Statement (the “Second Amendment”) via EDGAR.

U.S. Securities and Exchange Commission
July 7, 2023

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Second Amendment. All references to page numbers in these responses are to the pages of the Second Amendment.
Amendment No. 1 to Draft Registration Statement on Form 10-12B
Key Trends Affecting Our Results of Operations, page 73
1.Please enhance your disclosure to elaborate upon the actions taken or planned to mitigate inflationary pressures in response to price increases you experienced in fiscal year 2022 and the six months ended March 31, 2023. Describe how much of any increase in costs you have been able to pass along to customers, which resulted in increased revenues. Explain whether you believe you will be able to continue pass along such costs and why. If you believe the risk of inflationary pressures has been or will be material to your results of operations, provide related risk factor disclosure.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 73 and 74 of the Amendment. The Company respectfully advises the Staff that the disclosure of how much of any increases in costs due to inflationary pressures has been passed along to customers would constitute a release of confidential commercial information that would result in substantial competitive harm to the Company. The Company does not publicly disclose this information in any written or verbal forums, nor is it required to do so. The Company respectfully submits to the Staff that it operates in the highly competitive uniform rentals and workplace supplies industries and competes on a combination of factors, including the prices it charges for its good and services. Some of the Company’s competitors may try to increase market share by advertising the Company’s increases in costs to customers due to inflation. Further, disclosing how much of any increases in costs due to inflationary pressures has been passed along to customers would provide the Company’s competitors with sensitive strategic information about the Company’s pricing strategies. This information could aid the Company’s competitors in making decisions about their pricing strategies.

*        *        *        *        *        *
If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1107 or AZPreiss@wlrk.com or my colleague David A. Katz at (212) 403-1309 or DAKatz@wlrk.com.

Very truly yours,

/s/ Alison Z. Preiss
Alison Z. Preiss

U.S. Securities and Exchange Commission
July 7, 2023

cc:	Harold Dichter, Aramark
Tim Donovan, Aramark
Kim Scott, Aramark
David A. Katz, Wachtell, Lipton, Rosen & Katz